EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Whitcomb Investments, Inc., a Massachusetts corporation

Forrester Middle East FZ-LLC, a Dubai, United Arab Emirates limited liability company

Forrester Research B.V., a Dutch corporation.

Forrester Research Limited, a United Kingdom corporation

Forrester Research Japan KK., a Japanese corporation

Forrester Research Australia Pty Limited, an Australian corporation

Forrester Research (Canada) Inc., a New Brunswick, Canada corporation

Forrester Research GmbH & Co. KG, a German partnership

Forrester Verwaltungs GmbH, a German corporation

Forrester Beteiligungs GmbH, a German corporation

Forrester Switzerland GmbH, a Swiss corporation

Forrester Research India Private Limited, an Indian corporation

Forrester Research Israel Limited, an Israeli corporation

Forrester Research SAS, a French corporation

Forrester Research S.r.l., an Italian corporation